May 31, 2006

Mr. Vijay B. Samant
President and Chief Executive Officer
VICAL INCORPORATED
10390 Pacific Center Court
San Diego, CA 92121-4340

Re: **VICAL INCORPORATED**
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File No. 000-21088

Dear Mr. Samant:

We have limited our review of the above filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 46

1. Organization and Summary of Significant Accounting Policies, page 53

Correction of the Method of Accounting for Equipment Financing Arrangements, page 58

1.   Please explain to us what you mean by equipment financing arrangements accounted for on a net basis, versus on a gross basis. Discuss why the correction

only affected the cash flow statements. Also clarify for us whether these amounts actually represented cash flows to the company.

4. Significant Contracts, Grants, License and Royalty Agreements, page 60

License and Royalty Agreements, page 61

Merck, page 61

2.   Please explain to us why it is appropriate to recognize the payment received upon the exercise of the option in June 2005 upon receipt. Include specifically a discussion of any continuing obligations that resulted from or are associated with this option. Also include a discussion of why it was appropriate to recognize the initial AnGes fee upon receipt.

In-Licensing Agreements, page 63

3.   Please provide us in disclosure-type format a discussion of the maximum remaining amount of potential milestone obligations under each agreement and a general description of the events that would trigger these payments. In addition, provide us a revised contractual obligations table that also includes these potential milestone payments pursuant to Item 303(a)(5) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

 • the company is responsible for the adequacy and accuracy of the disclosure in the filings;
 • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant